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                                 Exhibit (a)(7)

                                [SENT BY E-MAIL]

                 E-MAIL REGARDING DELIVERY OF OFFERING MATERIALS

From:             John Warren
Sent:             Wednesday, May 22, 2002
To:               ANADIGICS All Users
Subject:          Stock Option Exchange Program

To All,

There are two pieces of information that would be helpful to you:

(1) In order to save costs, for the Warren, NJ based employees, we distributed the information packages in the mail slots of employees (not mailed home). Please check your mail slot to receive your package of information.

(2) We also will accept hand delivered responses. They can be delivered to Julie Ciccarone or Frank Mucciolo in the Human Resources Department.

Thanks,

John E. Warren III
Vice President,
Worldwide Human Resources



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